SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2005

STORA ENSO CORPORATION

(Translation of registrant’s name into English)

Kanavaranta 1

P.O.Box 309

00101 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

News Release	March 22, 2005 at 16.50 GMT

Kanavaranta 1
00160 Helsinki, Finland

P.O. Box 309
FIN-00101 Helsinki, Finland

Tel +358 2046 131
Fax +358 2046 21471

www.storaenso.com

Stora Enso’s Annual General Meeting and decisions by the Board of Directors

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced that Stora Enso’s Annual General Meeting (AGM) on 22 March 2005 adopted the accounts for 2004 and granted the Company’s Board of Directors and Chief Executive Officer discharge from responsibility for the period.

The AGM approved a proposal by the Board of Directors that a dividend of EUR 0.45 per share be paid for the financial year 2004. The Company will pay the dividend on 8 April 2005 to the shareholders entered in the shareholder registers maintained by the Finnish Central Securities Depository, VPC and Deutsche Bank Trust Company Americas on the dividend record date, 29 March 2005. Dividends for VPC-registered shares will be paid in Swedish krona and dividends for ADR holders will be paid in US dollars.

The AGM approved a proposal that the Board of Directors shall have ten members and that of the present members Lee A. Chaden, Claes Dahlbäck, Harald Einsmann, Jukka Härmälä, Ilkka Niemi, Jan Sjöqvist and Marcus Wallenberg be re-elected to continue in office and Gunnar Brock, Birgitta Kantola and Matti Vuoria be elected as new members until the end of the following AGM. Krister Ahlström, Björn Hägglund, Barbara Kux and Paavo Pitkänen were not seeking re-election.

The AGM approved a proposal that Authorised Public Accountants PricewaterhouseCoopers Oy be elected to act as auditor of the Company until the end of the following AGM.

The AGM approved a proposal to appoint a Nomination Committee to prepare proposals concerning (a) the number of members of the Board of Directors, (b) members of the Board of Directors, (c) the remuneration for Chairman, Vice Chairman and members of the Board of Directors and (d) the remuneration for the Chairman and members of the committees of the Board of Directors. The Nomination Committee shall consist of four members:

-	the Chairman of the Board of Directors

-	the Vice Chairman of the Board of Directors

-	two members appointed by the two largest shareholders (one each) according to the share register of 1 October 2005.

The Chairman of the Board of Directors will convene the Nomination Committee and before 31 January 2006 the Nomination Committee will present to the Board of Directors its proposal for the Annual General Meeting to be held in 2006.

Stora Enso is an integrated paper, packaging and forest products company producing publication and fine papers, packaging boards and wood products, areas in which the Group is a global market leader. Stora Enso sales totalled EUR 12.4 billion in 2004. The Group has some 45 000 employees in more than 40 countries in five continents and about 16.4 million tonnes of paper and board annual production capacity and 7.7 million m3 of sawn wood products, including 3.2 million m3 of value-added products. Stora Enso’s shares are listed in Helsinki, Stockholm and New York.

Stora Enso Oyj

Business ID 1039050-8

2(3)

The AGM approved the proposed annual remuneration for the Board of Directors as follows:

Chairman	EUR 135 000
Deputy Chairman	EUR 85 000
Members	EUR 60 000

The AGM approved the proposed annual remuneration for the Board committees as follows:

Financial and Audit Committee

Chairman	EUR 10 000
Member	EUR 7 000

Compensation Committee

Chairman	EUR 5 000
Member	EUR 3 000

Nomination Committee

Member	EUR 3 000

Remuneration for the Board of Directors and committees is paid only to non-executive members, except for the remuneration for the Nomination Committee, which is paid only to those members who are not members of the Boards of Directors.

The AGM also approved the following proposals by the Board of Directors:

1) The share capital will be reduced by EUR 41.3 million through the cancellation of 16 300 Series A shares and 24 250 000 Series R shares that were repurchased with the approval of the AGM on 18 March 2004. Repurchasing started on 25 March 2004.

2) The Board of Directors was authorised to use distributable equity of the company to repurchase not more than 17 900 000 Series A shares and not more than 62 150 000 Series R shares in the company, but not exceeding 10% of the votes or the share capital. Shares may not be repurchased other than through public trading and at the price prevailing at the time of the repurchase. Shares may be repurchased for the purpose of improving the capital structure, for use in financing corporate acquisitions and other arrangements, or to be sold or otherwise transferred or cancelled. Cancellation of shares would require a separate resolution by a Shareholders’ Meeting. The Board of Directors is authorised to decide on other terms and conditions relating to repurchases. This authorisation is valid up to and including 21 March 2006.

3) The Board of Directors was authorised to dispose of not more than 17 900 000 Series A shares and not more than 62 150 000 Series R shares in the company held by the same. The Board was authorised to decide to whom and in what manner to dispose of these shares in the company. The shares can be disposed of by derogation from the pre-emptive rights of the existing shareholders, as consideration in possible corporate acquisitions or other arrangements, or sold in public trading. The Board was authorised to decide the sales price or other consideration for the shares as well as the basis for the determination of such consideration, and the shares can be disposed of for a consideration other than cash. The Board of Directors was authorised to decide on all other terms and conditions of the disposal. This authorisation is valid up to and including 21 March 2006.

Decisions by the Board of Directors

At its meeting held after the AGM, the Stora Enso Board of Directors elected from among its members Claes Dahlbäck as its Chairman and Ilkka Niemi as Vice Chairman.

Ilkka Niemi and Jan Sjöqvist (chairman) will continue as members of the Financial and Audit Committee. Lee A. Chaden, Claes Dahlbäck and Birgitta Kantola were elected new members of this committee.

Stora Enso Oyj

Business ID 1039050-8

3(3)

Claes Dahlbäck (chairman), Harald Einsmann and Ilkka Niemi will continue as members of the Compensation Committee. Matti Vuoria was elected a new member of this committee.

The Board also decided to repurchase not more than 17 900 000 Series A shares and not more than 62 150 000 Series R shares in the company. The repurchases will be undertaken as authorised by the AGM. The repurchases will start at the earliest on 29 March 2005.

For further information, please contact:

Tim Laatsch, Senior Vice President, Communications, Stora Enso North America,

tel. 715 422 4023

Scott Deitz, Vice President, Investor Relations, Stora Enso North America,

tel. 715 422 1521

www.storaenso.com

www.storaenso.com/investors

Stora Enso Oyj

Business ID 1039050-8

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 23, 2005	STORA ENSO CORPORATION

	By:	/s/ Esko Mäkeläinen
EskoMäkeläinen
Senior Executive Vice President,
Accounting and Legal affairs

	By:	/s/ Jyrki Kurkinen
JyrkiKurkinen
General Counsel